UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HydroGen Corporation (formerly Chiste Corporation)

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

17017Q 10 7

(CUSIP Number)

FuelCell Holdings, LLC

3201 Enterprise Parkway, Suite 460

Beachwood, Ohio 44122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 17017Q 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). FuelCell Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power N/A 8. Shared Voting Power 757,446 9. Sole Dispositive Power 757,446 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 757,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) @10.17%
14.	Type of Reporting Person (See Instructions) 00 (limited liability company)

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $0.001 par value (the “Common Stock”) of HydroGen Corporation (formerly Chiste Corporation), a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 1801 Route 51, South Jefferson Hills, PA 15025.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is filed on behalf of the FuelCell Holdings, LLC (the “Reporting Person”) as the direct beneficial owner of the shares of Common Stock to which this Statement relates. The Managing Member of the Reporting Person is Mr. Saul Siegel.

(b) The Reporting Person is a limited liability company under the laws of the State of Ohio. The Reporting Person’s business address is 3201 Enterprise Parkway, Suite 460, Beachwood, Ohio 44122.

(c) The Reporting Person is a holding company holding the securities to which this Statement relates.

(d) During the past five (5) years, none of the Reporting Person or, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Person or, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an Ohio limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The funds or other consideration used to acquire the securities to which this Statement relates have been provided by affiliates of the Reporting Person.

This filing relates to the closing (the “Closing”) of the transactions contemplated by that certain Exchange Agreement dated May 13, 2005, by and among the Issuer, HydroGen, LLC, Leo Blomen, Joshua Tosteson, and the other members of HydroGen, LLC, including the Reporting Person (the “Exchange Agreement”). The Closing occurred on July 6, 2005. At the Closing, pursuant to the terms of the Exchange Agreement, the Issuer acquired all of the outstanding membership interests (the “Interests”) of HydroGen, LLC (“HydroGen”) from Messrs. Blomen and Tosteson and the other HydroGen members, including the Reporting Person, and Messrs. Blomen and Tosteson and the other HydroGen members, including the Reporting Person, contributed all of their Interests to the Issuer. In exchange, the Issuer issued to Messrs. Blomen and Tosteson and the other HydroGen members, including the Reporting Person, 742,255 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Preferred Shares”), which will be automatically converted into 137,578,560 (pre-split)

shares of the Issuer’s Common Stock upon effectuation of the reverse stock split mentioned below. Immediately following the Closing, on July 7, 2005, the Issuer issued an additional 211,569 Preferred Shares to certain institutional investors, which are convertible into 39,214,769 shares of the Issuer’s Common Stock.

As a result of the Closing and the investment by institutional investors, the Reporting Person holds 10.17% of the total combined voting power of all classes of the Issuer’s capital stock outstanding. The beneficial ownership of the Issuer’s Common Stock reported in this Statement by the Reporting Person is based on its ownership of the Issuer’s Common Stock prior to the proposed reverse stock split, and assumes a total of 186,189,958 shares of the Issuer’s Common Stock outstanding as of July 7, 2005, on an as-converted-to-Common Stock basis.

The Issuer, Messrs. Blomen and Tosteson and the other HydroGen members, including the Reporting Person, and the institutional investors have entered into a voting agreement dated July 6, 2005 (the “Voting Agreement”). The period of the Voting Agreement is one year from the closing date of the exchange transaction, except that certain institutional investors agreed to the same terms but for shorter periods. Under the Voting Agreement, the parties have agreed to vote their shares of the Issuer’s Common Stock (voting together on an as-converted-to-common-stock basis) to (i) elect one person designated by the Keating Reverse Merger Fund, LLC (“KRM”) from time to time to the Issuer’s board, (ii) elect Messrs. Bloman and Tosteson and two additional persons who may be designated by Messrs. Blomen and Tosteson from time to time to the Issuer’s board, and (iii) approve a 1 for 25 reverse stock split and a corporate name change (collectively, the “Actions”). The parties also agreed to maintain the board of directors at five persons.

In the event that the Reporting Person fails to vote its shares to approve each of the Actions, it has granted to Messrs. Blomen and Tosteson a proxy to vote its shares to approve such Actions. Accordingly, Messrs. Blomen and Tosteson hold shared voting power over the shares held by the Reporting Person. The Reporting Person hereby disclaims any shared voting power with respect to any matters other than the Actions.

The Voting Agreement is attached as Exhibit 1 to the Reporting Person’s Initial Statement on Schedule 13D, and incorporated herein by reference. Reference is also made to the disclosure set forth under Items 4, 5 and 6 of this Statement, which disclosure is incorporated herein by reference.

On August 16, the shareholders of Chiste Corporation approved a name change, to HydroGen Corporation, and a 1-to-25 reverse stock split, both of which were effectuated on August 17, 2005. In accordance with its terms, the Series B Preferred Stock automatically converted, on a 1-to-1 basis, into 757,446 post-split shares of common stock.

Item 4. Purpose of Transaction

Reference is made to the disclosure set forth under Items 3, 5 and 6 of this Statement, which disclosure is incorporated herein by reference.

The Reporting Person made its prior purchases of HydroGen Interests for investment purposes. The Reporting Person disclaims any membership in a group relating to the Issuer except with respect to the Actions described above to which the Reporting Person has agreed to vote.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and except for the Exchange Agreement and Voting Agreement discussed in Item 3 above, does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Reference is made to the disclosure set forth under Items 3, 4 and 6 this Statement, which disclosure is incorporated herein by reference.

As of July 7, 2005, the Reporting Person beneficially owned 18,936,132 shares of the Issuer’s Common Stock prior to the proposed reverse split (the “Shares”). Assuming a total of 186,189,958 shares of the Issuer’s Common Stock outstanding as of July 7, 2005, on a pre-reverse split and as-converted basis, the Shares constitute approximately 10.17% of the shares of the Issuer’s Common Stock issued and outstanding.

The Reporting Person has the sole power to dispose of the Shares. The Reporting Person shares, with Messrs. Blomen and Tosteson, the power to vote the Shares with respect to the Actions.

Transactions by the Reporting Person in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.
1	Voting Agreement dated as of July 6, 2005, by and among the Issuer, KRM, Messrs. Blomen and Tosteson and the other members of HydroGen, including the Reporting Person (incorporated by reference to Exhibit 1 of the Reporting Person’s Initial Statement on Schedule 13D filed August 6, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 22, 2005	FuelCell Holdings, LLC

	By:	/s/ Saul Siegel
Saul Siegel, Manager